Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares. The Offer (as defined below) is made solely by the Offer to Purchase, dated July 10, 2007, and the related Letter of Transmittal, and any amendments or supplements thereto. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares of common stock in any jurisdiction in which the making or acceptance of offers to sell shares would not be in compliance with the laws of that jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Dominion Resources, Inc. by Morgan Stanley & Co. Incorporated and Merrill Lynch & Co., the dealer managers, or by one or more registered brokers or dealers registered under that jurisdiction’s laws.

Notice of Offer to Purchase for Cash

by Dominion Resources, Inc. of Up to 55,000,000 Shares of its Common Stock at a Purchase Price not greater than $92.00 nor less than $82.00 per Share

Dominion Resources, Inc., a Virginia corporation (the “Company,” “we,” or “us”), is offering to purchase for cash up to 55,000,000 shares (or such lesser number of shares as are properly tendered and not properly withdrawn) of its common stock, without par value (the “common stock”), at a price not greater than $92.00 nor less than $82.00 per share, net to the seller in cash without interest, less any applicable withholding taxes, upon the terms and subject to the conditions of the Offer to Purchase and related Letter of Transmittal (which together, as they may be amended and supplemented from time to time, constitute the “Offer”).

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., EASTERN TIME, ON AUGUST 7, 2007, UNLESS THE OFFER IS EXTENDED

The Offer is not conditioned upon any minimum number of shares being tendered or upon a financing condition. We intend to pay for the shares with our cash and short term investments, including those representing proceeds from the sale of most of our natural gas and oil exploration and production business which is taking place as part of a strategic repositioning of our Company. We are refocusing on our power generation and energy distribution, transmission, storage and retail businesses. The Offer is, however, subject to certain other conditions set forth in the Offer to Purchase.

Our Board of Directors has approved our making the Offer. However, none of the Company, our Board of Directors, the Dealer Managers, the Depositary or the Information Agent makes any recommendation to the Company’s stockholders as to whether to tender or refrain from tendering their shares or as to the purchase price or prices at which stockholders may choose to tender their shares. Stockholders must make their own decisions as to whether to tender their shares and, if so, how many shares to tender, and the price or prices at which they will tender their shares. In doing so, stockholders should read carefully the information in the Offer to Purchase and in the related Letter of Transmittal, including the Company’s reasons for making the Offer. The Company’s directors and executive officers have advised the Company that they do not intend to tender any of their shares in the Offer. However, some of our directors and executive officers have pre-existing 10b5-1 stock trading plans. Through these plans, these directors or executive officers may engage in sales of shares in the open market during the duration of the Offer at prevailing market prices that may be higher than the purchase price to be paid to our stockholders in the Offer.

Stockholders desiring to tender shares must either (1) specify the price, not greater than $92.00 nor less than $82.00 per share, at which they are willing to sell their shares to the Company in the Offer or (2) specify that they are willing to sell their shares to the Company at the price determined in the Offer, which will be deemed to be tendered at the minimum price of $82.00 per share (stockholders should understand that this election could result in shares being purchased at the minimum price of $82.00 per share in the Offer). To tender shares, stockholders must follow the procedures set forth in Section 3 of the Offer to Purchase and in the Letter of Transmittal.

On the terms and subject to the conditions of the Offer, which will be conducted through a modified “Dutch auction” process, the Company will determine the single per share price, not greater than $92.00 nor less than $82.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest, that it will pay for shares properly tendered and not properly withdrawn in the Offer, taking into account the total number of shares tendered and the prices specified by tendering stockholders. In doing so, the Company will select the lowest purchase price, starting at $82.00, and increasing in increments of $0.25, to a maximum of $92.00 that will allow the Company to buy 55,000,000 shares. If fewer shares are properly tendered, the Company will select the price that will allow it to buy all the shares that are properly tendered and not properly withdrawn before the Expiration Time. All shares the Company acquires in the Offer will be acquired at the same purchase price regardless of whether the stockholder tendered at a lower price. The Company will purchase only shares properly tendered and not properly withdrawn before the Expiration Time at prices at or below the purchase price the Company determines. Under no circumstances will the Company pay interest on the purchase price for the shares, regardless of any delay in making payment. Because of the “odd lot” priority, proration and conditional tender provisions described in the Offer to Purchase, the Company may not purchase all of the shares tendered, even if stockholders tendered at or below the purchase price, if more than the number of shares the Company seeks are properly tendered and not properly withdrawn before the Expiration Time. Subject to certain limitations and legal requirements, the Company reserves the right to accept for payment, according to the terms and conditions of this Offer, up to an additional 2% of its outstanding shares (or approximately 7 million shares), as described in the Offer to Purchase, without extending the Offer.

Upon the terms and subject to the conditions of the Offer, promptly following the Expiration Time, we (a) will determine the purchase price we will pay for shares properly tendered and not properly withdrawn before the Expiration Time, taking into account the number of shares so tendered and the prices specified by tendering stockholders, and (b) will accept for payment and pay for, and thereby purchase, up to 55,000,000 shares (or such additional number of shares as we may elect to purchase, subject to applicable law) properly tendered at prices at or below the purchase price and not properly withdrawn before the Expiration Time.

The term “Expiration Time” means 5:00 p.m., Eastern time, on August 7, 2007, unless the Company, in its sole discretion, shall have extended the period of time during which the Offer will remain open, in which event the term “Expiration Time” shall refer to the latest time and date at which the Offer, as so extended by the Company, shall expire.

Upon the terms and subject to the conditions of the Offer, if more than 55,000,000 shares (or such greater number of shares as the Company may elect to purchase, subject to applicable law) have been properly tendered at prices at or below the purchase price and not properly withdrawn prior to the Expiration Time, the Company will purchase properly tendered shares on the following basis:

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first, from all holders of “odd lots” of less than 100 shares who properly tender all their shares at or below the purchase price selected by us, and do not properly withdraw them before the Expiration Time;

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second, on a pro rata basis from all other stockholders who properly tender shares at or below the purchase price and do not properly withdraw them before the Expiration Time, other than stockholders who tender conditionally and whose conditions are not satisfied; and

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third, only if necessary to permit the Company to purchase 55,000,000 shares (or such greater number of shares as the Company may elect to purchase, subject to applicable law), to the extent feasible, by random lot from holders who have conditionally tendered shares for which the condition was not initially satisfied at or below the purchase price. To be eligible for purchase by random lot, stockholders who conditionally tender their shares must have tendered all of their shares.

For purposes of the Offer, the Company will be deemed to have accepted for payment, and therefore purchased, shares properly tendered (and not properly withdrawn before the Expiration Time) at or below the purchase price, subject to the “odd lot” priority, proration and conditional tender provisions of the Offer, only when, as and if the Company gives oral or written notice to Continental Stock Transfer & Trust Company, the Depositary for the Offer, of its acceptance for payment of shares under the Offer. The Company will make payment for shares tendered and accepted for payment under the Offer only after timely receipt by the Depositary of certificates for such shares or of timely confirmation of a book-entry transfer of such shares into the Depositary’s account at the “book-entry transfer facility” (as defined in the Offer to Purchase), a properly completed and duly executed Letter of Transmittal or, in the case of a book-entry transfer, an “agent’s message” (as defined in the Offer to Purchase), and any other documents required by the Letter of Transmittal.

The Company will return all tendered shares that it has not purchased in the Offer to the tendering stockholders at the Company’s expense promptly after the Expiration Time.

The Company expressly reserves the right, in its sole discretion, at any time and from time to time, to extend the Expiration Time and thereby delay acceptance for payment of, and payment for, any shares by giving oral or written notice of such extension to the Depositary and making a public announcement thereof no later than 9:00 a.m., Eastern time, on the next business day after the last previously scheduled or announced expiration time. During any such extension, all shares previously tendered and not properly withdrawn will remain subject to the Offer and to the right of a tendering stockholder to withdraw such stockholder’s shares.

Tenders of shares under the Offer are irrevocable, except that such shares may be withdrawn at any time prior to the Expiration Time and, unless previously accepted for payment by the Company under the Offer, may also be withdrawn at any time on or after Wednesday September 5, 2007. For such withdrawal to be effective, the Depositary must timely receive a written or facsimile transmission notice of withdrawal at its address set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the tendering stockholder, the number of shares to be withdrawn and the name of the registered holder of such shares, if different from the name of the person who tendered the shares. If the certificates for shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, before the release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an “eligible institution” (as defined in the Offer to Purchase), unless such shares have been tendered for the account of an eligible institution. If shares have been tendered pursuant to the procedure for book-entry transfer set forth in the Offer to Purchase, any notice of withdrawal also must specify the name and the number of the account at the book-entry transfer facility to be credited with the withdrawn shares and must otherwise comply with such book-entry transfer facility’s procedures.

The Company will determine, in its sole discretion, all questions as to the form and validity of any notice of withdrawal, including the time of receipt, and such determination will be final and binding. None of the Company, Continental Stock Transfer & Trust Company, as the Depositary, Georgeson Inc., as the Information Agent, Morgan Stanley & Co. Incorporated and Merrill Lynch & Co., as the Dealer Managers, or any other person will be under any duty to give notification of any defects or irregularities in any tender or notice of withdrawal or incur any liability for failure to give any such notification. The information required to be disclosed by Rule 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

Generally, the receipt of cash by a U.S. stockholder in exchange for shares that the stockholder tenders in the Offer will be a taxable event for U.S. federal income tax purposes. A non-U.S. stockholder may be subject to withholding at a rate of 30% on payments received pursuant to the Offer. Stockholders are strongly encouraged to read the Offer to Purchase for additional information regarding the U.S. federal income tax consequences of participating in the Offer and to consult their tax advisors.

The purpose of the Offer is to return value to our stockholders in connection with the sale of most of our exploration and production business. We believe that the Offer will provide our stockholders with an opportunity to obtain liquidity with respect to all or a portion of their shares, without potential disruption to the share price and the usual transaction costs associated with market sales, while stockholders who do not tender will increase their percentage ownership in the Company. Our Board of Directors has determined that in light of the foregoing, the Offer is a prudent use of our financial resources and presents an appropriate balance between meeting the needs of our business and delivering value to our stockholders. Notwithstanding the foregoing, we reserve the right to change our plans and intentions at any time, as we deem appropriate.

Assuming that we purchase 55,000,000 shares in the Offer at the purchase price not greater than $92.00 nor less than $82.00 per share, the aggregate purchase price will be between approximately $4.5 billion and $5.0 billion. After the Offer is completed, we believe that our anticipated financial condition, cash flow from operations, proceeds from dispositions and access to capital will allow us adequate financial resources to continue to fund capital expenditures.

The Offer to Purchase and the related Letter of Transmittal contain important information that stockholders should read carefully before they make any decision with respect to the Offer. The Company is mailing promptly the Offer to Purchase and the related Letter of Transmittal to record holders of shares whose names appear on the Company’s stockholder list, and will furnish the Offer to Purchase and the related Letter of Transmittal to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of shares.

Please direct any questions or requests for assistance to the Information Agent or the Dealer Managers at their respective telephone numbers and addresses set forth below. Please direct requests for additional copies of the Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery to the Information Agent at the telephone number and address set forth below. The Information Agent will promptly furnish to stockholders additional copies of these materials at the Company’s expense. Stockholders may also contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the Offer. To confirm delivery of shares, please contact the Depositary.

The Information Agent for the Offer is: Georgeson Inc.

17 State Street, 10th Floor

New York, NY 10004

Banks and brokers call: (212) 440-9800

All others call toll-free: (888) 605-7548

The Dealer Managers for the Offer are:

MORGAN STANLEY & CO. INCORPORATED	MERRILL LYNCH & CO.
1585 BROADWAY NEW YORK, NY 10036 866-818-4954 (TOLL-FREE)	Special Equity Transactions 4 World Financial Center New York, NY 10080 (609) 818-8000 (877) 653-2948 (toll-free)

July 10, 2007